

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Katy Murray
Chief Financial Officer
A. H. Belo Corp
P.O. Box 224866
Dallas, Texas 75222

      **Re: A. H. Belo Corp**
          **Form 10-K For the Year Ended December 31, 2019**
          **Filed May 8, 2020**
          **File No. 001-33741**

Dear Ms. Murray:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing